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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 3


                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             DATA TRANSLATION, INC.

                       (Name of Subject Company (Issuer))

     OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE, HAVING AN
                        EXERCISE PRICE OF $4.00 OR MORE
                         (Title of Class of Securities)

                                   238016109

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                           --------------------------

                 ALFRED A. MOLINARI                                        COPIES TO:
       CHIEF EXECUTIVE OFFICER AND PRESIDENT                         ROGER D. FELDMAN, ESQ.
               DATA TRANSLATION, INC.                                   BINGHAM DANA LLP
                  100 LOCKE DRIVE                                      150 FEDERAL STREET
         MARLBORO, MASSACHUSETTS 01752-1192                       BOSTON, MASSACHUSETTS 02110
                   (508) 481-3700                                        (617) 951-8000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE:

               TRANSACTION VALUATION*                                AMOUNT OF FILING FEE**
                     $2,818,684                                             $563.74


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 586,005 shares of common stock of Data Translation, Inc. having a weighted average exercise price of $4.81 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                   $563.74
Form or Registration No.:                 Schedule TO
Filing party:                             Data Translation, Inc.
Date filed:                               January 28, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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    This Amendment No. 3 is the final amendment to the Tender Offer Statement on
Schedule TO filed by Data Translation, Inc. with the Securities and Exchange Commission on January 28, 2002 (the "Schedule TO"). This amendment relates to our offer to eligible employees to exchange options to purchase shares of our common stock granted under our 1996 Stock Option Plan for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated February 21, 2002, and the related memorandum from Alfred Molinari, dated February 21, 2002, the Election Form, the Notice of Change in Election From Accept to Reject, and the Notice of Change in Election From Reject to Accept (which together constitute the "Offer"). This amendment reports the final results of the Offer.



    The Offer expired at 5:00 p.m., Eastern Daylight Time, on Friday, March 22, 2002. Pursuant to the Offer, we have accepted for exchange and cancellation options to purchase an aggregate of 362,800 shares of common stock of Data Translation, Inc., representing approximately 99% of the shares subject to options that were eligible for exchange in the Offer. There were 368,300 shares of common stock subject to options that were eligible for exchange in the Offer. Subject to the terms and conditions described in the Offer to Exchange filed as
Exhibit 99(a)(1) to the Schedule TO, we will grant new options to purchase up to an aggregate of 362,800 shares of common stock of Data Translation, Inc. on September 26, 2002 in exchange for the options surrendered in the Offer.



    This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.


ITEM 12.  EXHIBITS.


    (a) (1)  Offer to Exchange, dated February 21, 2002.*



       (2) Form of Letter to Option Holders and Summary of Terms.*



       (3) Form of Election Form.*



       (4) Form of Notice of Change in Election From Accept to Reject.*



       (5) Form of Notice of Change in Election From Reject to Accept.*


       (6) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended August 31, 2001, filed with the Securities and Exchange Commission on October 15, 2001 and incorporated herein by reference.

       (7) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended May 31, 2001, filed with the Securities and Exchange Commission on July 16, 2001 and incorporated herein by reference.

       (8) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended February 28, 2001, filed with the Securities and Exchange Commission on April 16, 2001 and incorporated herein by reference.

       (9) Data Translation, Inc. Annual Report on Form 10-KSB for its fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on February 28, 2001 and incorporated herein by reference.

    (b) Not applicable.

    (d) (1)  Data Translation, Inc. 1996 Stock Option Plan. Filed as
             Exhibit 4.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on November 26, 1996 and incorporated herein by reference.


       (2) Form of New Incentive Stock Option Agreement pursuant to the Data Translation, Inc. 1996 Stock Option Plan.*

       (3) Form of New Non Qualified Stock Option Agreement pursuant to the Data Translation, Inc. 1996 Stock Option Plan.*



    (g) Not applicable.


    (h) Not applicable.


*   Previously filed.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    (a) Not applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DATA TRANSLATION, INC.


/s/ ALFRED A. MOLINARI
-------------------------------------------
Alfred A. Molinari
Chief Executive Officer and President

Date:  3/27/02

                               INDEX TO EXHIBITS


NUMBER
EXHIBIT       DESCRIPTION
-------       -----------

(a)(1)        Offer to Exchange, dated February 21, 2002.*

(a)(2)        Form of Letter to Option Holders and Summary of Terms.*

(a)(3)        Form of Election Form.*

(a)(4)        Form of Notice of Change in Election From Accept to Reject.*

(a)(5)        Form of Notice of Change in Election From Reject to Accept.*

(a)(6) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended August 31, 2001, filed with the Securities and Exchange Commission on October 15, 2001 and incorporated herein by reference.

(a)(7) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended May 31, 2001, filed with the Securities and Exchange Commission on July 16, 2001 and incorporated herein by reference.

(a)(8) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended February 28, 2001, filed with the Securities and Exchange Commission on April 16, 2001 and incorporated herein by reference.

(a)(9) Data Translation, Inc. Annual Report on Form 10-KSB for its fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on February 28, 2001 and incorporated herein by reference.

(d)(1)        Data Translation, Inc. 1996 Stock Option Plan. Filed as
              Exhibit 4.1 to the Company's Registration Statement on
              Form S-8, filed with the Securities and Exchange Commission on November 26, 1996 and incorporated herein by reference.

(d)(2)        Form of New Incentive Stock Option Agreement pursuant to the
              Data Translation, Inc. 1996 Stock Option Plan.*

(d)(3) Form of New Non Qualified Stock Option Agreement pursuant to the Data Translation, Inc. 1996 Stock Option Plan.*


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*   Previously filed.